May 20, 2021

FILED VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NW

Washington DC 20549

Re:	Clough Global Dividend and Income Fund

File Nos. 333-254017; 811-21583) (the “Fund” or “Registrant”)

Ladies and Gentlemen:

On behalf of the Fund, we are hereby withdrawing Post-Effective Amendment No. 1 to the above-referenced Registration Statements on Form N-2.

If you have any questions, please call me at 703-380-8500 or 202-778-9068.

Very truly yours,

/s/ Clifford J. Alexander

Clifford J Alexander

Cc:	Ms. Karen Rossotto
Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission